Exhibit 99.18

EXHIBIT “F”

to the order of

Mr. Justice D.R.G. Thomas

dated May 19, 2010

Frequently Asked Questions

1)	Why are we required to be registered with the SEC?

2)	What are we required to report to the SEC?

3)	Why do we want to deregister with the SEC?

4)	What options did the board consider in coming to its decision?

5)	How does this deregistration proposal work?

6)	What does the Plan involve?

7)	What do the proposed amendments to the Articles of PCLEH involve?

8)	What do the proposed amendments to the unanimous shareholder agreement involve?

9)	How will my rights change under the deregistration proposal?

10)	What will the tax consequences be?

11)	What approvals are required to implement the deregistration proposal?

12)	How does the shareholder vote work?

13)	How do I vote?

14)	If I hold non-voting shares, am I entitled to vote?

15)	If I am a Canadian resident, am I entitled to vote?

16)	What if I am in the process of selling my shares?

17)	How do I ask questions?

18)	How do I make copies of the documents?

19)	Is the Arrangement fair to shareholders?

20)	What are the material interests of the directors and executive officers of PCLEH and PCLCH?

21)	How do the directors intend to vote?

22)	What will the consequences be if I vote against the Arrangement Resolution?

23)	What happens if the Arrangement Resolution is approved?

24)	What will the effects of the Arrangement be?

25)	Does PCLEH reserve any rights respecting deregistration with the SEC?

26)	What are the estimated costs of the steps required to achieve deregistration? How are those costs being funded?

27)	Following deregistration, what information will I receive from PCLEH?

Shareholder Dialogue

Shareholder Name	Comment / Question	Response